[Company Letterhead]

June 4, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Daniel Greenspan

Re:           New Leaf Brands, Inc. (formerly Baywood International, Inc.)
 Registration Statement on Form S-1, Filed December 31, 2008
 File No. 333-156537

Dear Mr. Greenspan:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), New Leaf Brands, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-156537) originally filed on December 31, 2008, together with all exhibits thereto (collectively, the “Prospectus”).

The Prospectus covered the resale of up to 3,847,064 shares of our common stock by stockholders.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Prospectus in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

Please forward copies of the order consenting to the withdrawal of the Prospectus to the undersigned at One DeWolf Road Suite 208, Old Tappan, NJ 07675 and to Amy Trombly, Esq. at 1320 Centre Street, Suite 202, Newton, MA 02459.  If you have any questions regarding this request, please call Ms. Amy Trombly at (617) 243-0060.

Thank you for your assistance.

Very truly yours,

New Leaf Brands, Inc.

By:	/s/ Eric Skae
Chief Executive Officer